SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 17, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On February 11, 2010, Infineon Technologies AG (the “Company”) held its annual general meeting of shareholders (the “AGM”).
The following proposals, as set out in the agenda for the AGM filed by the Company on its Form 6-K filed on January 4, 2010 with the Securities and Exchange Commission, were approved at the AGM by the Company’s shareholders:
3. Approval of the acts of the members of the Management Board for fiscal year 2009
4. Approval of the acts of the members of the Supervisory Board for fiscal year 2009
5. Appointment of KPMG AG as auditor for the fiscal year 2009/2010
7. Elections to the Supervisory Board
a. Hans-Ulrich Holdenried
b. Prof. Dr. Renate Köcher
c. Dr. Manfred Puffer
d. Prof. Dr. Doris Schmitt-Landsiedel
e. Dr. Eckart Sünner
f. Prof. Dr. Dr. h.c. Klaus Wucherer
8. Cancellation of the 2007 and 2008 authorizations to issue bonds with warrants and/or convertible bonds and of the associated Conditional Capitals 2007 and 2008 and corresponding amendments to the Articles of Association
9. Reduction of the Conditional Capital 2002, simultaneous opening of the Conditional Capital 2002 to service conversion rights from the convertible bond issued in 2009 and corresponding amendments to the Articles of Association
10. Creation of a new Authorized Capital 2010/I and corresponding amendment to the Articles of Association
11. Creation of a new Authorized Capital 2010/II to be used to issue shares to employees and corresponding amendment to the Articles of Association
12. Introduction of the “Infineon Technologies AG Stock Option Plan 2010” for the issue of subscription rights for shares to managers and other key employees of Infineon Technologies AG and its group companies, creation of a Conditional Capital 2010/I and corresponding amendments to the Articles of Association
13. Authorization to issue bonds with warrants and/or convertible bonds and at the same time creation of a Conditional Capital 2010/II and corresponding amendment to the Articles of Association
14. Amendments to the Articles of Association
15. Approval of a domination and profit transfer agreement with Hitex Development Tools GmbH
16. Approval of a domination and profit transfer agreement with Infineon Technologies Mantel 21 GmbH
Proposal number 6 (authorization to purchase and use own shares) was rejected at the AGM by the Company’s shareholders
The counterproposal by Hermes Fund Managers Ltd. to elect Willi Berchtold to the Company’s Supervisory Board was rejected at the AGM by the Company’s shareholders.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 17, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer